SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at April 2, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
  Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 2, 2007

* Print the name and title of the signing officer under his signature

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  Ste. 1020 - 800 West Pender Street
Vancouver , BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

CONTINENTAL CLOSES THE JINCHUAN PRIVATE PLACEMENT FOR
PROCEEDS OF $18 MILLION FINANCING

April 2, 2007, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) announces that the Company has completed the private placement financing, issuing 10,000,000 units (the "Units") at a price of C$1.80 per Unit for gross proceeds of $18.0 million. Each Unit will consist of one common share in the capital of Continental and one common share purchase warrant (a "Warrant"). Each Warrant is exercisable for 0.8 of a common share in the capital of Continental for a period of nine months from the Closing at the following prices: at C$2.25 per share for a period of six months, and at C$2.75 per share for an additional three months thereafter. The securities will be subject to a four month hold period from the date of issue thereof.

The proceeds of the current financing shall principally be used for further exploration and development of the Xietongmen Project in China and for general corporate purposes.

This financing is part of a framework agreement with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for Continental's Xietongmen copper project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals. This strategic partnership with Jinchuan will strengthen the Continental team which is focused on the development of the Xietongmen project.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Gerald Panneton
President and Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.